SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

SPECTRUM GROUP INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

84763M102

(CUSIP NUMBER)

Joel R. Anderson
202 North Court Street
Florence, Alabama 35630

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 84763M102	13D

1		NAME OF REPORTING PERSONS

Charles C. Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

	7	SOLE VOTING POWER

		1,465,354
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		1,465,354
PERSON WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,465,354
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 84763M102	13D

1		NAME OF REPORTING PERSONS

Joel R. Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		1,202,112
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		1,202,112
PERSON WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,202,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 84763M102	13D

1		NAME OF REPORTING PERSONS

Harold M. Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		224,500
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		224,500
PERSON WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

224,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7%
14	TYPE OF REPORTING PERSON

IN

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Spectrum Group International, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1063 McGaw, Suite 250, Irvine, CA 92614.

Item 2.	Identity and Background

(a)           This Statement is being filed by Charles C. Anderson, Joel R. Anderson and Harold M. Anderson (collectively the “Reporting Persons”).

(b)          The business address of Charles C. Anderson is 202 North Court Street, Florence, Alabama 35630. The business address of Joel R. Anderson is 202 North Court Street, Florence, Alabama 35630. The business address of Harold M. Anderson is 3101 Clairmont Road, Suite C, Atlanta, GA 30329.

(c)          The principal occupation of Charles C. Anderson is Managing Member of Anderson & Anderson, LLC. The principal occupation of Joel R. Anderson is Managing Member of Anderson & Anderson, LLC. Anderson & Anderson, LLC’s principal business is real estate management. The principal occupation of Harold M. Anderson is Chief Executive Officer of Anderson Press, Inc., a specialty book publishing company.

(d)-(e)    During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Charles C. Anderson, Joel R. Anderson and Harold M. Anderson is a citizen of the United States.

Item 3.	Source and Amount of Funds

The acquisition cost of the 1,465,354 shares of Common Stock owned by Charles C. Anderson was $3,038,805.75, the source of which was personal funds.

The acquisition cost of the 1,202,112 shares of Common Stock owned by Joel R. Anderson was $2,329,013.09, the source of which was personal funds.

The acquisition cost of the 224,500 shares of Common Stock owned by Harold M. Anderson was $434,389.13, the source of which was personal funds.

Item 4.	Purpose of the Transaction

The securities of the Issuer acquired by the Reporting Persons were acquired for investment purposes. Depending upon market conditions and other factors that each of the Reporting Persons may deem material to his investment decision, such Reporting Person may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. The Reporting Persons may from time to time review or reconsider their respective positions with respect to the Issuer or formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, but have no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a), (b) Charles C. Anderson has beneficial ownership of 1,465,354 shares of Common Stock, which represents approximately 4.8% of the shares of Common Stock outstanding.1

Joel R. Anderson has beneficial ownership of 1,202,112 shares of Common Stock, which represents approximately 3.9% of the shares of Common Stock outstanding.

Harold M. Anderson has beneficial ownership of 224,500 shares of Common Stock, which represents approximately 0.7% of the shares of Common Stock outstanding.

(c) On September 25, 2012, Charles C. Anderson purchased 1,022,602 shares of Common Stock in a rights offering of the Issuer at a subscription price of $1.90 per share.

On September 25, 2012, Joel R. Anderson purchased 1,202,112 shares of Common Stock in a rights offering of the Issuer at a subscription price of $1.90 per share.

On September 25, 2012, Harold M. Anderson purchased 197,000 shares of Common Stock in a rights offering of the Issuer at a subscription price of $1.90 per share.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

1 This and other percentages in this Item 5 are based 30,628,991 shares of Common Stock reported outstanding as of September 27, 2012 in the Issuer’s Annual Report on Form 10-K for the Fiscal Year ended June 30, 2012.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 5, 2012

/s/ Charles C. Anderson
Charles C. Anderson

/s/ Joel R. Anderson
Joel R. Anderson

/s/ Harold M. Anderson
Harold M. Anderson